FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED CAPITAL PUBLICLY-HELD COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“Company”), in compliance with Brazilian Law No. 6.404/76 and CVM Instruction No. 358/02 and in addition to the Material Fact disclosed on February 20, 2019, announces to its shareholders and the market in general the following.

The Company entered into a TRS (Total Return Swap) agreement with a top-tier financial institution, in which it carried out, on this date, a sale of 40.000.000 (forty million) common shares of Via Varejo S.A., corresponding to 3,09% of its capital stock, totaling the amount of R$ 200,000,000.00 (two hundred million Brazilian reais) (“Transaction”).

As a result of the Transaction, the corporate interest held by the Company in Via Varejo S.A. decreased from 509.521.085 common shares, corresponding to 39,36%, to 469.521.085 common shares, corresponding to 36,27% of its capital stock.

Lastly, as per Article 12 of CVM Instruction No. 358/02, the Company informs that the Transaction does not imply in any change in the corporate control, nor in the composition of the management of Via Varejo S.A., as well as it is not bound by any agreement regulating the right to vote or purchase and sale securities issued by Via Varejo S.A.

The Company will keep the market and its shareholders informed in the event of new material facts related to this matter.

São Paulo, February 25, 2019.

Daniela Sabbag

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 25, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.